Exhibit 99.10
CONSENT OF INDEPENDENT ENGINEERS

We refer to: (i) our report dated February 1, 2018 and effective December 31, 2017, evaluating the proved, probable and possible petroleum and natural gas reserves attributable to Baytex Energy Corp. and its affiliates (collectively, the "Company") located in the in the Eagle Ford area of Texas, which is entitled "Baytex Energy Corp. Estimated Future Reserves and Income Attributable to Certain Leasehold Interests NI 51-101 Forecast Economic Parameters Canadian Currency as of December 31, 2017"; and (ii) our letter report dated February 1, 2018 and effective December 31, 2017, auditing the contingent resources attributable to the Company in the Eagle Ford area of Texas, which is entitled "Estimated Future Contingent Resources and Income Attributable to Certain Leasehold Interests NI 51-101 Forecast Economic Parameters Canadian Currency as of December 31, 2017"; (collectively, the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No. 333-171568 on Form S-8 and No. 333-171866 on Form F-3 of the Company and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2017 dated March 9, 2018, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

(signed) "Ryder Scott Company, L.P."
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

Houston, Texas, United States of America
March 9, 2018